YUKON GOLD CORPORATION, INC.
                            55 York Street; Suite 401
                             Toronto Ontario M5J 1R7

                                                                December 1, 2006

BY FAX:  202-772-9368

Mr. H. Roger Schwall                     Ms. Carmen Moncada-Terry
Assistant Director                       United States Securities
United States Securities                 and Exchange Commission
and Exchange Commission                  Division of Corporation Finance
Division of Corporation Finance          Mail Stop 7010
100 F Street, N.E.                       100 F Street, N.E.
Washington, D.C. 20549                   Washington, D.C. 20549

                  Re:   Yukon Gold Corporation, Inc.
                        Registration Statement on Form SB-2
                        File Number: 333-137039
                        Request for Acceleration

Dear Ms. Moncada-Terry and Mr. Schwall:

      Yukon Gold Corporation, Inc. ("Yukon Gold") filed Amendment No. 1 to its Registration Statement on Form SB-2 on November 7, 2006 and re-filed Amendment No. 1 again on November 30, 2006 (to correct an error in the SEC filing number). Pursuant to Rule 461, Yukon Gold requests acceleration of the effective date of such Registration Statement to December 4, 2006 at 10:00 AM, or as soon as practicable thereafter.

      There are no participating underwriters involved in this offering. There has been no distribution of a preliminary prospectus.

      Thank you.

                                       Very truly yours,

                                       YUKON GOLD CORPORATION, INC.


                                       By: /s/Lisa Rose
                                       Lisa Rose,
                                       Corporate Secretary


cc:   Jonathan H. Gardner
      Rakesh Malhotra